Filed pursuant to Rule 433

Registration Statement No. 333-222495

REPUBLIC OF CHILE – ANNOUNCEMENT OF TENDER OFFER

FREE WRITING PROSPECTUS

FOR IMMEDIATE RELEASE

Monday, June 17, 2019

SANTIAGO, CHILE —

New Notes Offering

The Republic of Chile (“Chile”) announced today the commencement of a global offering (the “New Notes Offering”) of a series of global notes to be denominated in U.S. dollars (the “New Notes”). BNP Paribas Securities Corp., Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. or their affiliates will serve as Joint Lead Managers and Bookrunners for the New Notes Offering.

The New Notes Offering is being made only by means of a prospectus supplement and an accompanying base prospectus under Chile’s registration statement (as amended) filed with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. Copies of the prospectus supplement and prospectus for the New Notes Offering may be obtained by calling BNP Paribas Securities Corp. at (800) 854-5674, Citigroup Global Markets Inc. at (800) 831-9146 and HSBC Securities (USA) Inc. at (888) 472-2456.

Chile intends to use the net proceeds of the sale of the New Notes for general budgetary purposes and partially to pay the purchase price for certain outstanding debt securities of Chile that are validly tendered and accepted in the offer to purchase described below and the balance for general purposes of the government. Further, it is Chile’s intention to invest an amount equal to the proceeds from the sale of the New Notes into projects that may qualify as “eligible green expenditures” under its green bond framework.

Application will be made to the London Stock Exchange for the Bonds to be admitted to the London Stock Exchange’s International Securities Market.

Tender Offer

Chile also announced today the commencement of an offer to purchase for cash (the “Tender Offer”) debt securities of each series listed in the table below (the “Old Notes” and each Old Notes, a “series” of Old Notes) such that the aggregate Purchase Price (as defined below) to be paid for each series of the Old Notes tendered and accepted for purchase pursuant to the Tender Offer is equal to a maximum purchase amount to be determined by Chile in its sole discretion (such amount for each series, the “Maximum Purchase Amount”). The terms and conditions of the Tender Offer are set forth in the offer to purchase, dated Monday, June 17, 2019 (the “Offer to Purchase”).

The Tender Offer is not conditioned upon any minimum participation of any series of Old Notes, but is conditioned on the pricing of the New Notes in an amount, with pricing and on terms and conditions acceptable to Chile in its sole discretion, and upon the underwriting agreement for the New Notes Offering and the dealer manager agreement relating to the Tender Offer not having been terminated prior to or at the time of the Tender Offer Settlement Date (as defined herein). The Tender Offer is not contingent upon the closing of the New Notes Offering.

The Tender Offer will commence at 8:00 a.m., New York time, on Monday, June 17, 2019 and, unless extended or earlier terminated, expire at (i) 12:00 noon, New York, time on the same day for Non-Preferred Tenders (as defined below), and (ii) 4:00 p.m., New York time, on the same day for Preferred Tenders (as defined below). The settlement of the Tender Offer is scheduled to occur on Monday, June 24, 2019 (the “Tender Offer Settlement Date”). The purchase price to be paid for the Old Notes of each series tendered and accepted pursuant to the Tender Offer will be a purchase price to be determined in accordance with the procedures set forth in the Offer to Purchase using the fixed spread specified in the table below (the “Purchase Price”). Holders whose Old Notes are accepted in the Tender Offer will also receive any accrued and unpaid interest from, and including, the last interest payment date for such Old Notes to, but not including, the Tender Offer Settlement Date (“Accrued Interest”).

Old Notes	Outstanding Principal Amount as of Friday, June 14, 2019		ISIN	CUSIP	Common Code	Reference U.S. Treasury Security(1)	Bloomberg Screen	Fixed Spread (Basis Points)	Hypothetical Purchase Price (per US$1,000 Principal Amount)(2)
3.875% Notes due 2020 (the “2020 Notes”)	US$	681,291,000	US168863AV04	168863AV0	053152031	1.500% due 8/15/2020	FIT4	T+5 bp	US$	1,020.00
3.25% Notes due 2021 (the “2021 Notes”)	US$	508,202,000	US168863AW86	168863AW8	067684150	2.125% due 5/31/2021	FIT1	T+31 bp	US$	1,023.50
2.250% Notes due 2022 (the “2022 Notes”)	US$	542,682,000	US168863BN78	168863BN7	083564032	1.750% due 6/15/2022	FIT1	T+15 bp	US$	1,010.00
3.125% Notes due 2025 (the “2025 Notes”)	US$	497,157,000	US168863BW77	168863BW7	115193759	2.000% due 5/31/2024	FIT1	T+52 bp	US$	1,041.00
3.125% Notes due 2026 (the “2026 Notes”)	US$	840,333,000	US168863CA49	168863CA4	134687312	2.375% due 5/15/2029	FIT1	T+37 bp	US$	1,040.00
3.625% Notes due 2042 (the “2042 Notes”)	US$	456,810,000	US168863BP27	168863BP2	085023837	3.000% due 2/15/2049	FIT1	T+76 bp	US$	1,045.00
3.860% Notes due 2047 (the “2047 Notes”)	US$	1,541,831,000	US168863CE60	168863CE6	162411667	3.000% due 2/15/2049	FIT1	T+89 bp	US$	1,067.00

(1)

The Dealer Managers will establish the U.S. Treasury Rate using the bid-side price of the Reference U.S. Treasury Security on the applicable Bloomberg Screen (set forth above) or using the actual U.S. Treasury Rate used to calculate the yield for the New Notes, as applicable, at or around the pricing of the New Notes.

(2)

The Hypothetical Purchase Price for the Old Notes has been calculated using the bid-side price of the Reference U.S. Treasury Security on the Bloomberg Screen at 2:00 p.m., EST, on Friday, June 14, 2019.

During the Tender Period, a holder of Old Notes may place orders to tender Old Notes (“Tender Orders”) only with BNP Paribas Securities Corp., Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. (the “Dealer Managers”). Holders will NOT be able to submit tenders through the Euroclear Bank SA/NV (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream”) or The Depository Trust Company (“DTC”) systems. If a holder does not have an account with any Dealer Manager, such holder may place a tender offer through any broker, dealer, commercial bank, trust company, other financial institution or other custodian that it customarily uses that has an account with a Dealer Manager. Citigroup Global Markets Inc., as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”), will consolidate all Tender Orders and, upon instruction of Chile, accept Old Notes for purchase pursuant to the Tender Offer, subject to proration as described in the Offer to Purchase, at or around 8:00 a.m., New York time, on Tuesday, June 18, 2019 or as soon as possible thereafter. Each of Chile and the Billing and Delivering Bank reserves the right, in the sole discretion of each of them, not to accept any or all Tender Orders and to terminate the Tender Offer for any reason. Tender Orders by a holder of each series of Old Notes must be in permitted tender amounts as set forth in the Offer to Purchase.

There is no letter of transmittal or guaranteed delivery procedures for the Tender Offer. If you hold Old Notes through DTC, they must be delivered to the Billing and Delivering Bank for settlement no later than 3:00 p.m., New York time, on the Tender Offer Settlement Date. If you hold Old Notes through Euroclear or Clearstream, the latest process you can use to deliver your Old Notes to the Billing and Delivering Bank is the overnight process, one day prior to the Tender Offer Settlement Date; you may not use the optional daylight process. Failure to deliver Old Notes on time may result (i) in the cancellation of your tender and in you becoming liable for any damages resulting from that failure, (ii) in the case of Preferred Tenders (a) in the cancellation of any allocation of New Notes in the New Notes Offering in respect of your related indication of interest and/or (b) in the cancellation of your tender and in your remaining obligation to purchase your allocation of New Notes in respect of your related indication of interest, and/or (iii) in the delivery of a buy-in notice for the purchase of such Old Notes, executed in accordance with customary brokerage practices for corporate fixed income securities. Holders will not have withdrawal rights with respect to any tenders of Old Notes in the Tender Offer. Old Notes accepted for purchase will be settled on a delivery versus payment basis with the Billing and Delivering Bank on the Tender Offer Settlement Date in accordance with customary brokerage practices for corporate fixed income securities (i.e., a “desk to desk” or “broker to broker” trade).

If the aggregate Purchase Price of all Tender Orders for a series of Old Notes would exceed the Maximum Purchase Amount applicable to such series and proration occurs, preference will be given to Tender Orders submitted by holders who place firm orders for New Notes prior to the pricing of the New Notes Offering (“Preferred Tenders”). Such priority will apply, for each Preferred Tender, with respect to an amount of Tender Orders having a Purchase Price corresponding to the amount of New Notes ordered by such holder, subject to certain limits. Any Tender Order that is not a Preferred Tender will have no preference (each a “Non-Preferred Tender”).

All Old Notes that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank as instructed by Chile. Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Notes validly tendered and accepted. Chile will not be liable under any circumstances for any payment of the Purchase Price and Accrued Interest to the holders of Old Notes tendered in the Tender Offer. The Billing and Delivering Bank shall not be liable for payments to any holder of Old Notes validly tendered and accepted for purchase if such holder fails to deliver such Old Notes on or prior to the Tender Offer Settlement Date as described in the Offer to Purchase. Tender Orders that are not for permitted tender amounts will not be accepted.

The Tender Offer is subject to Chile’s right, at its sole discretion and subject to applicable law, to instruct the Dealer Managers to extend, terminate, withdraw or amend the Tender Offer at any time. Each of Chile and the Billing and Delivering Bank and the Dealer Managers reserves the right, in the sole discretion of each of them, not to accept tenders for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at https://www.gbsc-usa.com/chile/ or obtained from the Information Agent, Global Bondholder Services Corporation in New York, at 65 Broadway – Suite 404, New York, NY 10006 (Banks and Brokers call collect: (212) 430-3774; all others call Toll-Free: (866)-470-4500) Attention: Corporate Actions (e-mail: contact@gbsc-usa.com), or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

BNP Paribas Securities Corp. 787 Seventh Avenue New York, New York 10019 United States of America Attention: Liability Management Group Collect: (212) 841-3059 Toll-free: (888) 210-4358	Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 United States of America Attention: Liability Management Group Collect: (212) 723-6106 Toll-free: (800) 558-3745	HSBC Securities (USA) Inc. 452 Fifth Avenue New York, New York 10018 United States of America Attention: Liability Management Group Collect: (212)-525-5552 Toll-free: (866)-HSBC-4LM

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

Chile has filed registration statements (including the prospectus supplement and the prospectus) with the SEC for the New Notes Offering and the issuance of New Notes. Before you invest, you should read the prospectus in the registration statements and other documents that Chile has filed with the SEC for more complete information about Chile and such offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Lead Managers and Bookrunners, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

The following additional information of Chile is available from the SEC website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/19957/000119312519174269/d757878d424b3.htm

https://www.sec.gov/Archives/edgar/data/19957/000119312519174267/d758484d18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000119312519140526/0001193125-19-140526-index.htm

https://www.sec.gov/Archives/edgar/data/19957/000119312518008229/d455930dsb.htm

Contact information:	Global Bondholder Services Corporation
65 Broadway – Suite 404
New York, NY 10006
Banks and Brokers Call: (212) 430-3774
All Others Call: (866)-470-4500

Important Notice

The distribution of materials relating to the New Notes Offering or the Tender Offer and the transactions contemplated by the New Notes Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Notes Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Notes Offering or the Tender Offer come into your possession, you are required by Chile to inform yourself of and to observe all of these restrictions. The materials relating to the New Notes Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any notes which are the subject of the offering contemplated in the New Notes Offering (the “Securities”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive: (a) to any legal entity which is a qualified investor as defined in the Prospectus Directive; (b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by Chile for any such offer; or (c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Securities shall require Chile or any underwriter of the New Notes Offering to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State. This EEA selling restriction is in addition to any other selling restrictions set out in the New Notes Offering.

This announcement and any offer material relating to the New Notes Offering are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and any offer material relating to the New Notes Offering are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which announcement and any offer material relating to the New Notes Offering relates is available only to relevant persons and will be engaged in only with relevant persons.

The announcement is not intended to constitute an offer or solicitation to purchase or invest in the New Notes. The New Notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this announcement nor any other offering or marketing material relating to the New Notes Offering constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this announcement nor any other offering or marketing material relating to the New Notes Offering may be publicly distributed or otherwise made publicly available in Switzerland.

The New Notes may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

The New Notes Offering has not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and the New Notes may not be sold, issued or offered within Taiwan through a public offering or in a circumstance which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan requiring registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the New Notes in Taiwan.

With respect to persons in Hong Kong, the New Notes Offering and the Tender Offer are only made to, and are only capable of acceptance by, professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder (“professional investors”). No person or entity may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the New Notes, Old Notes or the Tender Offer, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong, including in circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) other than with respect to Old Notes which are or are intended to be tendered, or New Notes which are intended to be purchased, only by persons outside Hong Kong or only by “professional investors” as defined in the SFO and any rules made under thereunder.

This announcement and any offer material relating to the New Notes Offering have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the New Notes Offering. If you are in any doubt about any of the contents of announcement or any offer material relating to the New Notes Offering, you should obtain independent professional advice. No person or entity may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the New Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong, including in circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) other than with respect to the New Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The New Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and the New Notes will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Neither this announcement nor any other documents or materials relating to the New Notes Offering has been or will be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this announcement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the New Notes may not be circulated or distributed, nor may the New Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions set forth in the SFA. Where the New Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the New Notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Singapore Securities and Futures Act Product Classification-Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, Chile has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the New Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

The New Notes may be sold only to purchasers in the provinces of Canada purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the New Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if any offer material relating to the New Notes Offering (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters of the New Notes Offering are not required to comply with the disclosure requirements of the NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The New Notes have not been and will not be offered, delivered or sold directly or indirectly in Korea or to any resident of Korea except as otherwise permitted under applicable Korean laws and regulations. Each underwriter of the New Notes Offering has undertaken to ensure that any securities dealer to which it sells the New Notes confirms that it is purchasing such New Notes as principal and agrees with such underwriter that it will comply with the restrictions described above.

Other than to qualified domestic institutional investors, the New Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in China (for such purposes, not including Hong Kong and Macau Special Administrative Regions of China or Taiwan), except as permitted by the securities laws of China.

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